Valkyrie ETF Trust II 485BPOS

Exhibit 99.(d)(4)

Schedule A

(As of September 26, 2023)

Funds

Series	Annual Rate of Average Daily Net Assets	Initial Board Approval Date	Shareholder Approval Date	Initial Effective Date	Termination Date

Valkyrie Bitcoin and Ether Strategy ETF	0.95%	October 15, 2021	October 12, 2021	October 15, 2021	September 26, 2024